Exhibit 99.1

Clearmind Medicine Announces Clinical Supply Agreement for its Upcoming Clinical Trial

Tel Aviv, Israel / Vancouver, Canada, May 02, 2023 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (NASDAQ: CMND) (CSE: CMND), (FSE: CWY) (“Clearmind” or “the company”), a biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, today announced an agreement with IMP Clinical Supply Services (“IMP”).

IMP will be responsible for the global clinical supply chain of Clearmind’s proprietary drug candidate CMND-100 from manufacture to the various clinical sites. IMP is known for its comprehensive, tailor-made clinical supply services that address all study requirements. The array of services to be performed are fully compliant with GMP, GCP, and GDP standards. Clinical drug supply is a critical factor for trial success so collaboration with best-in-class clinical drug supply vendor forestalls the possibility of it being a bottleneck to successful drug delivery. Moreover, it can also deliver enormous benefits, including better investigator and patient experiences as well as cost savings in clinical drug supply.

The company’s clinical trial is expected to commence in Q2 2023 in the United States and in Israel.

The primary end point of the trial is to find the tolerable dose and characterize the safety and pharmacokinetics/ pharmacodynamics (PK/PD) of single and repeated doses of CMND-100 in healthy subjects and those with Alcohol Use Disorder (“AUD”).

The secondary end point is to preliminarily evaluate the efficacy of CMND-100 in reduction of drinking patterns and craving in individuals with moderate-to-severe AUD. Oral capsules will be administered once daily, for ten consecutive days. The patients will report their drinking patterns and craving for alcohol (and cigarettes) during the clinical trial period.

Almost 29 million people over 18 struggled with alcohol use in the US alone in 2020, according to the National Survey On Drug Use And Health. The condition is most severe among the young: in the 18-25 age group, 15.6 percent (or 5.2 million people) had AUD compared to 10.3 percent (or 22.4 million people) among those over 25.

According to DelveInsight, the AUD treatment market size in the US, Italy, Spain, UK, Germany, France and Japan was $564 million in 2021, which is further expected to increase by 8.8% until 2032.

About Clearmind Medicine Inc.

Clearmind is a psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The company’s intellectual portfolio currently consists of fourteen patent families. The company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq and the Canadian Securities Exchange under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY.”

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com
Telephone: (604) 260-1566

General Inquiries
Info@Clearmindmedicine.com
www.Clearmindmedicine.com

FORWARD-LOOKING STATEMENTS:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the services to be performed by IMP and the benefit to the company therefrom, the timing of clinical trials, and the market size for AUD treatment and expected growth. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on February 6, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.